UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Viewbix Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

926711201

(CUSIP Number)

July 28, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 926711201	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons M.R.M. Merhavit Holdings and Management Ltd. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,963,200 (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,963,200 (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,963,200 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.27%(2)(3)
12.	Type of Reporting Person (See Instructions) CO

(1)	Roni Menashe is the control person of M.R.M. Merhavit Holdings and Management Ltd.
(2)	As more fully described in Item 4, this does not give full effect to warrants owned by the Reporting Persons subject to the 4.99% Blocker (as defined below).
(3)	Based on a total of 21,179,686 Common Shares of the Issuer outstanding, as provided by the Issuer.

CUSIP No. 926711201	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons Roni Menashe (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,963,200 (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,963,200 (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,963,200 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.27%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Roni Menashe is the control person of M.R.M. Merhavit Holdings and Management Ltd.
(2)	As more fully described in Item 4, this does not give full effect warrants owned by the Reporting Persons subject to the 4.99% Blocker (as defined below).
(3)	Based on a total of 21,179,704 Common Shares of the Issuer outstanding, as provided by the Issuer.

CUSIP No. 926711201	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: Viewbix Inc.

(b)	Address of Issuer’s Principal Executive Offices: 3 Hanehoshet St, Building B, 7th floor, Tel Aviv, Israel

Item 2.

(a)	Name of Person(s) Filing: M.R.M. Merhavit Holdings and Management Ltd and Roni Menashe.

The foregoing persons are hereinafter sometimes collectively referred to as the (“Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	Address of Principal Offices or, if None, Residence: The address of the Reporting Persons is: 31 Sokolov Street, Ramat Gan, Israel.

(c)	Citizenship: Israel

(d)	Title of Class of Securities: common stock, par value $0.0001 per share (the “Common Stock”).

(e)	CUSIP Number: 926711201

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 1,963,200 shares of common stock issued or issuable in connection with a facility agreement entered into on July 28, 2024, (the “Second July 2024 Facility Agreement”) and (ii) 1,363,200 shares of common stock issuable upon the exercise of warrants issued or issuable in connection with the Second July 2024 Facility Agreement (the “Warrant”) which is subject to the 4.99% Blocker (as defined below).

The Reporting Persons are prohibited from exercising the Warrant into Common Stock if, as a result of such exercise, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 4.99% of the total number of Common Shares then issued and outstanding immediately after giving effect to the exercise (the “4.99% Blocker”).

CUSIP No. 926711201	13G	Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 926711201	13G	Page 6 of 7 Pages

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of September 18, 2024, by and between the Reporting Persons.

CUSIP No. 926711201	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2024
M.R.M. MERHAVIT HOLDINGS AND MANAGEMENT LTD.

	By:	/s/ Roni Menashe
	Name:	Roni Menashe
	Title:	CEO

RonI Menashe

/s/ Roni Menashe